                                                                    EXHIBIT 99.1



                                   NEWS FROM:
                          COOLBRANDS INTERNATIONAL INC.


FOR IMMEDIATE RELEASE: August 18, 2004

For More Information Contact:
         Michael Serruya, Co-Chairman
         CoolBrands International Inc.
         Email Address: mserruya@coolbrandsinc.com
         Telephone: (905) 479-8762

--------------------------------------------------------------------------------
 CRAYOLA COMING SOON TO A FREEZER NEAR YOU

--------------------------------------------------------------------------------


CoolBrands Teams Up With Binney & Smith To Market Crayola Frozen Treats

Toronto, Canada and Atlanta, GA - CoolBrands International Inc. (TSX:COB.A) and Nancy Bailey and Associates, Inc. are pleased to announce that Binney & Smith has entered into a licensing agreement with CoolBrands further expanding Crayola into the food category. "Food has been a major initiative for us this year, and we are excited to have CoolBrands join the Crayola family of food licensees," said Diane Baldovsky, Associate Manager, Global Licensing at Binney & Smith.

Binney & Smith and CoolBrands have partnered to create an innovative line of frozen novelties including pops, bars, sandwiches, cups, cones, sundaes and shakes. In addition, CoolBrands will develop Crayola branded frozen treats in prepackaged containers ranging from pints to gallons. "CoolBrands has been developing fun and innovative frozen novelties with some of the best brands in the industry," says Ilana Wilensky, Account Executive at Nancy Bailey & Associates. "We felt confident that they would take the Crayola brand equities and translate them into incredible products."

Crayola Frozen Novelties are fun, colorful and flavorful treats that kids will love and Moms can feel good about giving to their children. The delicious treats will have "Better for You" benefits that are consistent with the qualities parents have come to expect from the

Crayola brand. "CoolBrands is thrilled to partner with Binney & Smith and bring the Crayola brand alive in ice cream and frozen novelties," said Matthew Smith, Vice President of Marketing for CoolBrands International Inc. "Crayola is synonymous with color and fun, making for an exciting line of products that celebrates the variety of colors and flavors that Moms and kids look for in frozen snacks." CoolBrands will launch the line early next year.

About Crayola: Since its inception in 1903, the Crayola brand has grown into one of the most respected and recognizable brands in the consumer marketplace. Today, consumers equate the brand with color, fun, quality and development, all the characteristics that are reinforced in its growing product line. Currently the company makes more than 100 different crayon colors as well as an array of art materials to stimulate children's creative development - while having fun!

About CoolBrands: CoolBrands International is a leader in the consumer products and franchising segments of the frozen dessert industry, marketing a diverse range of ice cream, frozen novelties, and frozen desserts under nationally and internationally recognized brand names. CoolBrands is the pre-eminent company in the fast-growing "better-for-you" ice cream category.

About Nancy Bailey & Associates: Founded in 1982, Nancy Bailey & Associates has been a pioneer and leader in developing and managing licensing programs for many of America's Fortune 500 companies. The company has over 80 years combined experience in licensing. The company has offices in Miami, Atlanta, Denver, Iowa City and Tokyo.

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. These statements may be identified by the fact that they use such words as "anticipate," "estimate," "expect," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company's products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, the Company's relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.